Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266002

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED JULY 14, 2022)

14,303,000 Common Shares
Issuable upon Exercise of Warrants
Offered by the Selling Stockholders

Top Ships Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated July 14, 2022 (“Prospectus”) of TOP Ships Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266002).

On September 27, 2022, the Company filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 27, 2022.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the “Company”), as of and for the six months ended June 30, 2022.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-267170) that was filed with the SEC and became effective on September 13, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

●	our future operating and financial results;
●	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
●	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●
our ability to take delivery of, integrate into our fleet, and employ any newbuildings we have ordered or may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

●	the aging of our vessels and resultant increases in operation and dry-docking costs;
●	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

●	our ability to maintain the listing of our common shares on Nasdaq or another trading market;
●	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or major disease outbreaks such as the recent worldwide coronavirus outbreak;

●	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;
●
the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for commercial seaborne transportation and the condition of the financial markets;

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine; and
●	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Any forward-looking statements contained herein are made only as of the date of this report, and except to the extent required by applicable law or regulation we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 27, 2022	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2021 and 2022, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission, or the Commission, on April 15, 2022.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report on Form 20-F filed with the Commission, on April 15, 2022.

Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2022, our fleet consisted of one 50,000 dwt product/chemical tanker, the M/T Eco Marina Del Ray, five 159,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Eco West Coast, M/T Eco Malibu and M/T Eco Oceano CA, and two 300,000 dwt VLCC tankers the M/T Julius Caesar and M/T Legio X Equestris. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other operating loss, operating lease expenses, vessel impairments, gains on sale of vessels and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, other operating losses, operating lease expenses, gains on sale of vessels and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods and other items that the Company believes are not indicative of the ongoing performance of its core operations.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2021	2022

Net (Loss) / Income	1,682	8,605

Add: Operating lease expenses	5,378	5,378
Add: Vessel depreciation	3,339	6,114
Add: Impairment on vessels	1,160	-
Add: Interest and finance costs	2,837	6,927
Add: Loss / (Gain) on financial instruments	(66)	-
Less: Gain on sale of vessels	-	(78)
Adjusted EBITDA	14,330	26,946

A.	Operating Results

For additional information please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission, or the Commission, on April 15, 2022, “Item 5. Operating and Financial Review and Prospects”.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

The following table depicts changes in the results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

	Six Month Period Ended June 30,		Change
	2021	2022	June 30, 2021 vs June 30, 2022
	($ in thousands)		$	%
Revenues	25,310	38,846	13,536	53%
Voyage expenses	608	875	267	44%
Operating lease expenses	5,378	5,378	-	0%
Other vessel operating expenses	7,919	9,705	1,786	23%
Vessel depreciation	3,339	6,114	2,775	83%
Management fees-related parties	1,661	1,030	(631)	-38%
Dry-docking costs	26	-	(26)	-100%
General and administrative expenses	963	691	(272)	-28%
(Gain) on sale of vessels	-	(78)	(78)	100
Impairment on vessels	1,160	-	(1,160)	100%
Operating income	4,256	15,131	10,875	256%
Interest and finance costs	(2,837)	(6,927)	(4,090)	144%
Gain on financial instruments	66	-	(66)	-100%
Equity gains in unconsolidated joint ventures	197	401	204	104%
Total other expenses, net	(2,574)	(6,526)	(3,952)	154%
Net income	1,682	8,605	6,923	412%

Period in Period Comparison of Operating Results

1.	Revenues, Voyage expenses, Depreciation and Other vessel operating expenses

Revenues, Voyage expenses, Depreciation and Other vessel operating expenses increased due to the increase in the number of vessels employed over the two comparable periods. During the six months ended June 30, 2021, we employed on average 6.8 vessels, whilst in the same period of 2022 we employed on average 7.9 vessels, which resulted in increases in all vessel related revenues and expenses as well as vessel depreciation. This increase in the average number of vessels (16%) is not entirely representative of the percentage increase in revenues and vessel related expenses since in deadweight terms the increase is 100%, due to the fact that in the first half of 2022 we took delivery of three 3 large crude carriers (adding 757,000dwt to the fleet) and we sold two MR tankers and another in Q3 2021 (removing 150,000dwt from the fleet). Because larger vessels command higher rates and incur higher voyage, operating and depreciation expenses the percentage increase of each of these categories between the two comparable periods is higher than the respective percentage increase in the average number of vessels employed.

2.	Management fees—related parties

During the six months ended June 30, 2022, management fees to related parties decreased by $0.6 million, or 38%, compared to the same period in 2021. This decrease was mainly due to a decrease of $0.8 million relating to sale & purchase commissions as per our management agreement with Central Shipping Inc (“CSI”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, offset by a $0.2 million increase in management fees relating mainly to the increase of the number of vessels in our fleet.

3.	Interest and finance Costs

During the six months ended June 30, 2022, interest and finance costs increased by $4.1 million, or 144%, compared to the same period in 2021 mainly due to:

•
An increase of $1.9 million in interest and finance costs relating to the accelerated amortization of deferred financing fees of the two vessels sold in the six months ended June 30, 2022 and of the Central Mare Bridge Loan prepaid in the same period (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2022 – “Note - Debt” included elsewhere in this document).

•
A decrease of $0.7 million in interest capitalized in the vessels under construction in the six months ended June 30, 2022 when compared with the same period in 2021 mainly due to the completion of our newbuilding program in the first quarter of 2022.

•
An increase of $1.4 million in interest and finance costs mainly relating to the increase of the weighted average debt outstanding from $137.5 million in the six months ended June 30, 2021 to $239.2 million in the same period of 2022.

•	Finally this increase was also due to an increase of $0.1 million in other financial costs.

4.	General and administrative expenses

During the six months ended June 30, 2022, our general and administrative expenses decreased by $0.3 million, or 28%, compared to the same period in 2021, mainly attributed to a decrease of $0.1 million in legal and consulting fees and expenses, a decrease of $0.1 million in directors and officers insurance cost and a decrease of $0.1 million in auditor fees.

Recent Developments

On July 5, 2022 we redeemed 865,558 Series F Shares and paid $10.4 million to Africanus Inc.

In July 2022, 5,229,000 pre-funded warrants were exercised for 261,450 common shares, and in September 2022, 4,374,000 pre-funded warrants were exercised for 218,700 common shares.

On September 23, 2022 we effected a 1-for-20 reverse stock split of our common stock. There was no change in the number of our authorized common shares, or the floor price of our Series E Shares, or the number of votes of our Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under our warrants, exercise price of said warrants and conversion prices of our Series E Shares, in this report have been retroactively adjusted to reflect this 1-for-20 reverse stock split.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow, long-term borrowing and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and funds from sale and leaseback agreements. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2022, we had an indebtedness of $244.5 million, which after excluding unamortized financing fees amounts to a total indebtedness of $248.4 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2022 – “Note  - Debt” included elsewhere in this document). As of June 30, 2022, our cash and cash equivalent balances amounted to $18.3 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.

Working Capital Requirements and Sources of Capital

As of June 30, 2022, we had a working capital deficit (current assets less current liabilities) of $18.4 million.

Our operating cash flow for the remainder of 2022 is expected to increase compared to the same period in 2021, as we believe the contribution of the two VLCC and one Suezmax tanker we have taken delivery of during the first quarter of 2022, respectively will more than compensate the cash contribution from one MR Tanker we sold in August 2021 and the two MR Tankers we sold in February 2022.

In our opinion, will be able to finance our working capital deficit in the next 12 months with cash on hand and operational cash flow (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2022 – “Note - Going Concern” included elsewhere in this document).

Cash Flow Information

Unrestricted cash and cash equivalents were $8.4 million and $14.3 million as of June 30, 2021 and 2022 respectively.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $4.6 million, during the six months ended June 30, 2022 to $13.9 million, compared to $9.3 million for the six months ended June 30, 2021.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2022 was $143.1 million, consisting of $216.6 million of cash paid for advances for vessels under construction, offset by $72.1 million net proceeds from sale of vessels and $1.4 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash provided by financing activities in the six months ended June 30, 2022 was $141.0 million, consisting of $156.2 million of proceeds from long term debt, $8.6 million net proceeds from equity offerings, $47.6 million from proceeds from issuance of series F preferred stock, offset by $61.1 million of prepayments and scheduled repayments of long term debt, $6.9 million dividends to preferred shares and $3.5 million payments of financing costs.

TOP SHIPS INC.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND JUNE 30, 2022
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31, 2021	June 30, 2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,370	14,267
Trade accounts receivable	76	293
Prepayments and other	581	1,061
Inventories	671	936
Vessels held for sale	71,636	-
Total current assets	75,334	16,557

FIXED ASSETS:
Advances for vessels under construction (Note 4(b))	30,579	-
Vessels, net (Note 4(a),5)	156,585	396,234
Right of use assets from operating leases	37,279	33,058
Other fixed assets, net	534	530
Total fixed assets	224,977	429,822

OTHER NON CURRENT ASSETS:
Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	24,477	23,027
Deposit asset	2,000	2,000
Total non-current assets	30,477	29,027

Total assets	330,788	475,406

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	7,205	14,949
Debt related to vessels held for sale	53,202	-
Due to related parties (Note 5)	29,755	1,787
Accounts payable	2,308	2,338
Accrued liabilities	1,145	1,736
Unearned revenue	3,658	4,923
Current portion of Operating lease liabilities (Note 6)	9,815	9,213
Total current liabilities	107,088	34,946

NON-CURRENT LIABILITIES:
Non-current portion of long term debt (Note 7)	90,163	229,509
Non-current portion of Operating lease liabilities (Note 6)	23,948	19,642
Other non-current liabilities	225	175
Total non-current liabilities	114,336	249,326

COMMITMENTS AND CONTINGENCIES (Note 8)	-	-

Total liabilities	221,424	284,272

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 13,452 Series E Shares issued and outstanding at December 31, 2021 and 13,452 Series E Shares and 7,200,000 Series F Shares issued and outstanding at June 30, 2022 (Note 12)	-	72
Preferred stock, Paid-in capital in excess of par	16,142	102,470
Total mezzanine equity	16,142	102,542

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2021 and June 30, 2022	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 1,991,598 shares issued and outstanding at December 31, 2021 and 2,356,041 shares issued and outstanding at June 30, 2022	19	23
Additional paid-in capital	429,956	416,717
Accumulated deficit	(336,754)	(328,149)
Total stockholders’ equity	93,222	88,592

Total liabilities, mezzanine equity and stockholders’ equity	330,788	475,406

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2021	2022
REVENUES:

Time charter revenues	$25,310	$36,060
Time charter revenues from related parties (Note 5)	-	2,786
Total revenues	25,310	38,846

EXPENSES:

Voyage expenses	608	875
Operating lease expenses	5,378	5,378
Other vessel operating expenses	7,919	9,705
Vessel depreciation	3,339	6,114
Management fees-related parties (Note 5)	1,661	1,030
Dry-docking costs	26	-
Gain on sale of vessels	-	(78)
Impairment on vessels	1,160	-
General and administrative expenses	963	691

Operating income	4,256	15,131

OTHER INCOME (EXPENSES):

Interest and finance costs	(2,837)	(6,927)
Gain on derivative financial instruments	66	-
Equity gains in unconsolidated joint ventures	197	401

Total other expenses, net	(2,574)	(6,526)

Net income and comprehensive income	1,682	8,605

Less: Deemed dividend equivalents on Series F Shares related to redemption value (Note 12)	-	(14,400)
Less: Dividends of preferred shares (Note 5, 9 and 12)	(915)	(7,322)

Net income/(loss) and comprehensive income/(loss) attributable to common shareholders	767	(13,117)

Earnings/(Loss) per common share, basic and diluted (Note 10)	0.39	(6.15)

Weighted average common shares outstanding, basic and diluted	1,991,598	2,132,179

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares*	Par Value*	Paid – in Capital*	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2020	11,264	-	13,517	100,000	1	1,991,598	19	466,051	(345,370)	120,701
Net Income	-	-		-	-	-	-	-	1,682	1,682
Stock-based compensation	-	-	-	-	-	-	-	(17)	-	(17)
Dividends of Series E shares (Note 5)	-	-		-	-	-	-	(915)	-	(915)
Excess of consideration over carrying value of exchanged assets (Note 1)	-	-	-	-		-		(9,793)	-	(9,793)
BALANCE, June 30, 2021	11,264	-	13,517	100,000	1	1,991,598	19	455,326	(343,688)	111,658
* Adjusted to reflect the reverse stock split effected in September 2022 (see Note 1)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares*	Par Value*	Paid – in Capital*	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2021	13,452	-	16,142	100,000	1	1,991,598	19	429,956	(336,754)	93,222
Net Income	-	-	-	-	-	-	-	-	8,605	8,605
Stock-based compensation	-	-	-	-	-	-	-	(16)	-	(16)
Issuance of common stock and Pre-Funded Warrants pursuant to equity offerings (Note 9 and 12)	-	-		-	-	364,443	4	8,499	-	8,503
Issuance of Series F Shares (Note 5, 9 and 12)	7,200,000	72	71,928	-	-	-	-	-	-	-
Deemed dividend equivalents on Series F Shares related to redemption value (Note 9 and 12)	-	-	14,400	-	-	-	-	(14,400)	-	(14,400)
Dividends of Preferred Shares (Note 5, 9 and 12)	-	-	-	-	-	-	-	(7,322)	-	(7,322)
BALANCE, June 30, 2022	7,213,452	72	102,470	100,000	1	2,356,041	23	416,717	(328,149)	88,592
* Adjusted to reflect the reverse stock split effected in September 2022 (see Note 1)

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2021	2022
Net Cash provided by Operating Activities	9,347	13,947

Cash Flows from Investing Activities:
Advances for vessels under construction	(98,257)	(216,559)
Net proceeds from exchange/ sale of vessels	10,000	72,060
Investments in affiliates	(4,599)	-
Returns of investments in unconsolidated joint ventures	2,026	1,449
Net Cash used in Investing Activities	(90,830)	(143,050)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	74,800	156,201
Principal payments of debt	(3,418)	(6,906)
Prepayment of debt	-	(54,179)
Proceeds from issuance of series F preferred stock	-	47,630
Proceeds from related party debt (Note 7)	-	9,000
Prepayment of related party debt (Note 7)	-	(9,000)
Proceeds from equity offerings, gross (Note 9)	-	9,217
Equity offerings costs	-	(574)
Dividends of Preferred shares (Note 5 and 12)	-	(6,921)
Payment of financing costs	(834)	(3,468)
Net Cash provided by Financing Activities	70,548	141,000

Net (decrease)/increase in cash and cash equivalents and restricted cash	(10,935)	11,897

Cash and cash equivalents and restricted cash at beginning of year	23,328	6,370

Cash and cash equivalents and restricted cash at end of the period	12,393	18,267

Cash breakdown
Cash and cash equivalents	8,393	14,267
Restricted cash, non-current	4,000	4,000

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	333	155
Capitalized fees relating to Investments in unconsolidated Joint Ventures included in Due to Related Parties	702	-
Interest paid net of capitalized interest	3,588	4,414
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	184	100
Dividends of Preferred shares included in Due to Related Parties (Note 5 and 12)	1,779	1,369
Offering expenses included in liabilities	-	141
Deemed dividend equivalents on Series F Shares related to redemption value	-	14,400
Carrying value of net assets of companies acquired	3,131	-
Settlement of related party payables	1,150	-
Settlement of Due to related parties with the issuance of Series F Shares	-	24,370
Related party S&P commissions relating to Proceeds from vessel sales included in Due to related parties	-	346

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2022, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during period ended June 30, 2022		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
2	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold and leased back in 2020)
3	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold and leased back in 2020)
4	Roman Empire Inc.	February 2020	Marshall Islands	Eco West Coast	March 2021
5	Athenean Empire Inc.	February 2020	Marshall Islands	Eco Malibu	May 2021
6	Eco Oceano Ca Inc.	December 2020	Marshall Islands	Eco Oceano Ca	March 2022
7	Julius Caesar Inc.	May 2020	Marshall Islands	Julius Caesar (Hull No. 3213)	January 2022
8	Legio X Inc.	December 2020	Marshall Islands	Legio X Equestris (Hull No. 3214)	March 2022

As of June 30, 2022, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Built Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2022.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war. With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect the Company’s business, financial condition, results of operations and cash flows.

On September 23, 2022 the Company effected a 1-for-20 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company, or the floor price of the Company’s Series E Shares, or the number of votes of the Company’s Series D, E and F Shares. All numbers of common share and earnings per share amounts, as well as warrant shares eligible for purchase under the Company’s warrants, exercise price of said warrants and conversion prices of the Company’s Series E Shares, in these unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect this 1-for-20 reverse stock split.

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2021 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 15, 2022. There have been no changes to these policies in the six months ended June 30, 2022.

Recent Accounting Pronouncements:
On January 1, 2022 the Company adopted ASU 2020-06 and used the modified retrospective approach for all convertible debt instruments at the beginning of the period of adoption.

The adoption of ASU 2020-06 at January 1, 2022 had no effect in the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022.

3.	Going Concern:

At June 30, 2022, the Company had a working capital deficit of $18,389 and cash and cash equivalents, including restricted cash, of $18,267 and for the six months ended June 30, 2022 realized a net income of $8,605 and generated cash flow from operations of $13,947.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand and operational cash flow and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due via cash from operations over the next twelve months following the date of the issuance of these financial statements. Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4(a).	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2021	163,501	(6,916)	156,585
— Transferred from advances for vessels under construction	245,763	-	245,763
— Depreciation	-	(6,114)	(6,114)
Balance, June 30, 2022	409,264	(13,030)	396,234

M/T’s Eco Los Angeles and Eco City of Angels classified as held for sale as of December 31, 2021 were sold on February 28 and March 15, 2022 to unaffiliated third parties and the Company realized a gain of $78 which is included the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

The Company’s vessel’s titles have been transferred to their respective financing banks under each respective vessel’s sale and leaseback agreement as a security, in the case of vessels sold and leased back and in the case of vessels financed via bank loans the respective vessels have been mortgaged as security under each loan facility.

4(b).	Advances for vessels acquisitions / under construction:

An analysis of Advances for vessels acquisitions / under construction is as follows:

Advances for vessels acquisitions/ under construction
Balance, December 31, 2021	30,579
— Advances paid	213,429
— Capitalized expenses	1,755
— Transferred to Vessels, net	(245,763)
Balance, June 30, 2022	-

On January 17, March 2 and March 4, 2022 the Company took delivery of M/T Julius Caesar (Hull No. 3213), M/T Legio X Equestris (Hull No. 3214) and M/T Eco Oceano Ca (Hull No. 871) respectively and related Advances for vessels acquisitions / under construction were transferred to Vessels, net.

5.	Transactions with Related Parties:

(a)
Central Mare– Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer).

The fees charged by Central Mare for the six months ended June 30, 2021 and 2022 are as follows:

	Six Months Ended June 30,
	2021	2022	Presented in:
Executive officers and other personnel expenses	180	180	General and administrative expenses - Statements of comprehensive income / (loss)
Amortization of awarded shares	(17)	(16)	Management fees - related parties - Statements of comprehensive income / (loss)
Total	163	164

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

(b)
Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2021 and 2022 are as follows:

	Six Months Ended June 30,
	2021	2022	Presented in:
Management fees	99	61	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
	705	866	Management fees - related parties -Statements of comprehensive income/(loss)
Supervision services fees	27	14	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Superintendent fees	13	13	Vessel operating expenses -Statements of comprehensive income/(loss)
	178	129	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Accounting and reporting cost	180	180	Management fees - related parties -Statements of comprehensive income/(loss)
Commission for sale and purchase of vessels	793	-	Management fees - related parties -Statements of comprehensive income/(loss)
	-	730	Gain from vessel sales -Statements of comprehensive income/(loss)
	702	-	Capitalized in Investments in unconsolidated joint ventures –Balance sheet
	-	455	Capitalized in Vessels, net / Advances for vessels under construction –Balance sheet
Commission on charter hire agreements	316	486	Voyage expenses - Statements of comprehensive income/(loss)
Financing fees	150	312	Net in Current and Non-current portions of long-term debt – Balance Sheet
Total	3,163	3,246

For the six months ended June 30, 2021 and 2022, CSI charged the Company newbuilding supervision related pass-through costs amounting to $428 and $236 respectively, which are not included in the table above and are presented in Vessels, net in the Company’s accompanying unaudited interim condensed consolidated balance sheets.

(c)
Dividends of Series E Shares to Family Trading Inc (“Family Trading”): On June 30, 2022, the Company declared a dividend of $1,015 for the period January 1, 2022 through June 30, 2022 and accrued interest on unpaid dividends amounted to $30 for the same period. As of December 31, 2021 and June 30, 2022 dividends due to Family Trading were $968 and $0 respectively and are presented in Due to related parties, in the accompanying unaudited interim condensed consolidated balance sheets.

(d)
Dividends of Series F Shares to Africanus Inc (“Africanus”): On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Shares”, see Note 9 and 12). The issuance of the Series F Shares was approved by a committee of the Company’s board of directors, of which all of the directors were independent. On June 30, 2022, the Company declared dividends of $6,307 for the period January 17, 2022 through June 30, 2022 and accrued interest on unpaid dividends amounted to $8 for the same period. As of June 30, 2022 dividends due to Africanus were $1,369 and are presented in Due to related parties, on the accompanying unaudited interim condensed consolidated balance sheets.

(e)
Charter party with Central Tankers Chartering Inc (“CTC”): On January 6, 2021 the Company acquired a shipowning company from an entity affiliated with Mr. Evangelos J. Pistiolis that owned M/T Eco Oceano Ca which was party to a time charter, with CTC, for a firm duration of five years at a gross daily rate of $32,450, with two optional years at $33,950 and $35,450 at CTC’s option. On February 22, 2022 the Company amended the previously agreed time charter with CTC and increased its firm period from 5 years to 15 years and reduced the daily rate from $32,450 to $24,500. This amendment was approved by a committee of the Company’s board of directors, of which all of the directors were independent, after obtaining a fairness opinion from an independent financial advisor. The time charter commenced on the date of delivery. For the six months ended June 30, 2022 the CTC charter generated $2,786 of revenue presented in Time charter revenues from related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income / (loss). As of June 30, 2022, there were no amounts due to CTC.

(f)
Short term loan from Central Mare (“Central Mare Bridge Loan”): On January 5, 2022 the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program (see Note 7). Related party interest expense, commitment fees and arrangement fees for the period ended June 30, 2022 incurred in connection with this credit facility, amounted to $169, $18 and $400 respectively and are included in interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss). The Central Mare Bridge Loan was terminated on March 4, 2022 and as of June 30, 2022, there are no interest, arrangement fees nor commitment fees due to Central Mare.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.	Leases

Future minimum operating lease payments:
The Company’s future minimum operating lease payments required to be made after June 30, 2022, relating to the bareboat chartered-in vessels M/T Eco Bel Air and M/T Eco Beverly Hills are as follows:

Year ending December 31,	Bareboat charter lease payments
2022 (remainder)	6,021
2023	10,220
2024	10,038
2025	6,777
Total	33,056
Less imputed interest	(4,201)
Total Lease Liability	28,855

Presented as follows:
Short-term lease liability	9,213
Long-term lease liability	19,642

The average remaining lease term on our chartered-in contracts greater than 12 months is 41.2 months.

The bareboat chartered-in vessels generated revenue for the six months ended June 30, 2022 amounting to $8,793. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average discount rate), which was the Company’s estimated incremental borrowing rate, at the inception of the lease, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $6,064 for the six months ended June 30, 2022.

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

As of June 30, 2022, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Cargill International SA, one vessel (M/T Eco Oceano Ca) under a time charter with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd and four vessels (M/T’s Eco Bel Air, Eco Beverly Hills, Julius Caesar and Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2022, based on commitments relating to non-cancellable time charter contracts, are as follows:

Year ending December 31,	Time Charter receipts
2022 (remaining)	41,814
2023	81,772
2024	44,525
2025	11,879
2026 to 2037	98,545
Total	278,535

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

7.	Debt:

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2021 and changes in the six months ended June 30, 2022 are discussed below.

Bank / Vessel(s)
	December 31, 2021	June 30, 2022
Total long term debt:
2nd ABN Facility (M/T Eco West Coast)	34,955	33,725
2nd Alpha Bank Facility (M/T Eco Malibu)	36,500	35,000
2nd CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	-	106,652
Cargill Facility (M/T Eco Marina Del Ray)	27,195	26,211
2nd AVIC Facility (M/T Eco Oceano Ca)	-	46,844
Total long term debt	98,650	248,432
Less: Deferred finance fees	(1,282)	(3,974)
Total long term debt net of deferred finance fees	97,368	244,458

Presented:
Current portion of long term debt	7,205	14,949
Long term debt	90,163	229,509

Debt related to Vessels held for sale:
1st AVIC Facility (M/T Eco Los Angeles and M/T Eco City of Angels)	54,665	-
Less: Deferred finance fees	(1,463)	-
Debt related to Vessels held for sale net of deferred finance fees	53,202	-

Total Debt net of deferred finance fees	150,570	244,458

As of June 30, 2022 the applicable LIBOR was 1.6%.

As of June 30, 2022, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2022 approximated the carrying amount when valuing the Cargill Facility on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2022, which is considered to be a Level 2 item in accordance with the fair value hierarchy.

2nd AVIC Sale and Leaseback Facility

On March 2, 2022 the Company entered into a sale and leaseback facility (“SLB”) with AVIC (the “2nd AVIC Facility”), for $48,200 for the financing of the M/T Eco Oceano Ca. Consummation of the SLB took place on March 4, 2022. Following the sale, the Company has bareboat chartered back the vessel for a period of ten years at bareboat hire rates comprising of 40 consecutive quarterly installments of $678 and a balloon payment of $21,087 payable together with the last installment, plus interest based on LIBOR plus 3.50%.

As part of this transaction, the Company has continuous options to buy back the vessel at purchase prices stipulated in the bareboat agreement depending on when the option was exercised and at the end of the ten year period the Company has an obligation to buy back the vessel at a cost represented by the balloon payment.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

The 2nd AVIC Facility is accounted for as a financing transaction, as control remains with the Company and M/T Eco Oceano Ca. will continue to be recorded as an asset on the Company’s balance sheet.

The facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including, (i) an asset cover ratio of 120%, (ii) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $500 per delivered vessel owned/operated by the Company. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and change of control provisions whereby there may not be a change of control of the Company, save with the prior written consent of AVIC. It also restricts the shipowning company from paying dividends if such a payment will result in an event of default or in a breach of covenants under the loan agreement.

The facility is secured as follows:

•	Ownership of M/T Eco Oceano Ca.;
•	Assignment of insurance and earnings of M/T Eco Oceano Ca.;
•	Specific assignment of any time charters with duration of more than 12 months;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the relative shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

Central Mare Bridge Loan

On January 5, 2022, the Company entered into an unsecured credit facility for up to $20,000 with Central Mare in order to finance part of the cost of its newbuilding program. The Central Mare Bridge Loan facility was repayable in cash via one single installment at maturity on December 31, 2022. On January 6, 2022 the Company drew down $9,000. The principal terms of the loan included an arrangement fee of 2%, fixed interest of 12% per annum and a commitment fee of 1% on the undrawn part of the facility. The facility was prepaid and subsequently terminated on March 4, 2022.

8.	Commitments and Contingencies:

Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. As part of the normal course of operations, the Company’s customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

Environmental Liabilities:
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2021 which have been filed with the Securities and Exchange Commission on Form 20-F on April 15, 2022.

Series F preferred shares: On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 newly-issued Series F Non-Convertible Perpetual Preferred Shares (“Series F Preferred Shares”), in exchange for (i) the assumption by Africanus Inc. of an amount of $47,630 of shipbuilding costs for its newbuilding vessels M/T Eco Oceano Ca (Hull No. 871), M/T Julius Caesar (Hull No. 3213) and M/T Legio X Equestris (Hull No. 3214), and (ii) settlement of the Company’s remaining payment obligations relating to the VLCC Transaction, in an amount of up to $27,978. As of June 30, 2022, 7,200,000 Series F Preferred Perpetual Shares have been issued, to cover $47,630 of shipbuilding costs in connection with the deliveries of M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Oceano Ca and as a consideration for the settlement of $24,370 of Due to related parties. The holders of Series F Preferred Shares are entitled to the voting power of ten of the Company’s common shares per Series F Preferred Shares. Upon any liquidation, dissolution or winding up of the Company, the holders of Series F Preferred Shares shall be entitled to receive the net assets of the Company pari passu with the Company’s common shares. The Company at its option shall have the right to redeem a portion or all of the outstanding Series F Preferred Shares at an amount equal to $10 (ten) per Series F Preferred Shares redeemed (the “Liquidation Amount”), plus a redemption premium of 20% of the Liquidation Amount. The Series F Preferred Shares include a mandatory redemption provision tied to minimum voting requirements for the Company’s major shareholders, including affiliates of the CEO, pursuant to which if such minimum voting rights fall below 50% the Company is obliged to redeem the full amount of the then outstanding Series F Preferred Shares at a redemption premium of 40%. The holders of outstanding Series F Preferred Shares are entitled to receive semi-annual dividends payable in cash at a rate of 13.5% per year of the Liquidation Amount of the then outstanding Series F Preferred Perpetual Shares. Accrued but unpaid dividends shall bear interest at 13.5%. In addition, a one-time cash dividend equal to 4.0% of the Liquidation Amount is payable following each issuance of Series F Preferred Perpetual Shares. Finally, the Series F Preferred Perpetual Shares are not convertible into the Company’s common shares under any circumstances.

Equity distribution agreement: On April 15, 2022, the Company, entered into an equity distribution agreement, or as they are commonly known, at-the-market offering (“ATM”), with Maxim Group LLC (“Maxim”). Under the ATM the Company may sell up to $19,700 of its common stock with Maxim acting as a sales agent. Since Maxim is acting solely as a sales agent, it has no right to require any common stock sales. No warrants, derivatives, or other share classes were associated with this ATM. As of June 30, 2022, the Company has received proceeds (net of 2% fees), amounting to $2,025, issued 129,442 common shares and incurred $81 of expenses related to this equity distribution agreement.

Issuance of common stock and warrants as part of the June 2022 Registered Direct Offering: On June 3, 2022, the Company entered into a placement agency agreement with Maxim Group LLC relating to the sale of the Company’s securities, or the Placement Agent Agreement. Pursuant to the Placement Agent Agreement, the Company entered into a Securities Purchase Agreement, with an institutional investor in connection with a registered direct offering of an aggregate of 235,000 of the Company’s common shares at a public offering price of $10.00 per share, registered on the Company’s Registration Statement on Form F-3 (333-234281), or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Purchase Agreement, the Company also commenced a private placement whereby the Company issued and sold 9,603,000 pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 480,150 of the Company’s common shares and 14,303,000 warrants (or the “June 2022 Private Placement Warrants”) to purchase up to 715,150 of the Company’s common shares. The Pre-Funded Warrants entitle their holders to purchase twenty common shares and have an exercise price of $0.0020 and don’t expire. The June 2022 Private Placement Warrants entitle their holders to purchase twenty common shares and have an exercise price of $10.00 and expire five years after issuance. The June 2022 Registered Direct Offering resulted in gross proceeds of $7,151 before deducting underwriting discounts, commissions and other offering expenses that amounted to $593. The June 2022 Private Placement Warrants were registered via a registration statement in Form F1 that became effective on July 14, 2022.

During the period ended June 30, 2022, no pre-funded warrants, nor any June 2022 Private Placement Warrants were exercised.

Accounting Treatment of the June 2022 Private Placement Warrants

The Company accounted for the June 2022 Private Placement Warrants as equity in accordance with the accounting guidance for derivatives. The Company concluded these warrants should be equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

As of the issuance date the fair value of the 14,303,000 June 2022 Private Placement Warrants amounted to $0.61 per warrant, using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Company’s June 2022 Private Placement Warrants was the volatility used in the valuation model, which was approximated by using five year daily historical observations of the Company’s share price. The annualized five year daily historical volatility that has been applied in the warrant valuation at inception was 169%. A 5% increase in the volatility applied would have led to an increase of 1.0% in the fair value of the June 2022 Private Placement Warrants.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

Accounting Treatment of the Pre-Funded Warrants

The Pre-Funded Warrants were classified as a component of permanent stockholders’ equity within additional paid-in capital and were recorded at the issuance date. The Pre-Funded Warrants are equity classified because they (i) are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of shares of common stock upon exercise, (v) are indexed to the Company’s common stock and (vi) meet the equity classification criteria. In addition, such pre-funded warrants do not provide any guarantee of value or return.

Dividends: No dividends were paid to common stock holders in the six months ended June 30, 2021 and 2022.

10.	Earnings / (Loss) Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings.

The components of the calculation of basic and diluted earnings / (loss) per share for the six months ended June 30, 2021 and 2022 are as follows:

	Six months ended June 30,
	2021	2022
Net Income	1,682	8,605
Less: Dividends of Preferred shares	(915)	(7,322)
Less: Deemed dividend equivalents on Series F Shares related to redemption value	-	(14,400)
Gain / (loss) attributable to common shareholders	767	(13,117)

Earnings / (loss) per share:
Weighted average common shares outstanding, basic	1,991,598	2,132,179

Earnings / (loss) per share, basic and diluted	0.39	(6.15)

For the period ended June 30, 2021 and 2022 no dilutive shares were included in the computation of diluted Earnings / (loss) per common share because to do so would have been antidilutive for the periods presented.

The weighted average number of common shares used in the basic and diluted Earnings / (loss) per common share calculations for the period ended June 30, 2022 includes the Pre-Funded Warrants issued in connection with the Company’s June 2022 Registered Direct Offering (see Note 9) as the Pre-Funded Warrants are fully vested and are exercisable at any time for a negligible cash consideration.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive even though the exercise or conversion price could be less than the average market price of the common shares.

	Six months ended June 30,
	2021	2022
June 2022 Private Placement Warrants	-	282,740
Series E Shares	599,148	974,782
Potentially dilutive securities	599,148	1,257,522

The Company used the treasury stock method to calculate the dilutive shares relating to a potential exercise of June 2022 Private Placement Warrants and the if-converted method to calculate the dilutive shares relating to a potential conversion of Series E Shares weighted for the period the Series E Shares were outstanding.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

11.	Fair value of Financial Instruments and derivative instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, deposit assets, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates of debt outstanding under the 2nd ABN, the 2nd Alpha Bank, the 2nd AVIC and the 2nd CMBFL facilities on which it pays interest based on LIBOR plus a margin. As of June 30, 2022 the Company has not entered into any rate swap agreements, however in order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might do so in the future.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end (see Note 7). The Company believes the terms of its loans are similar to those that could be procured as of June 30, 2022. The fair value of the long term debt is determined using observable market-based inputs hence it is considered Level 2 per the value hierarchy.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

12.	Mezzanine Equity

Series E Shares
During the six months ended June 30, 2022, the Company did not issue nor redeem any Series E Shares. As of June 30, 2022, upon conversion at the Series E Shares Conversion Price of $12.00 of 13,452 Series E Shares outstanding, Family Trading Inc. would have received 1,121,000 common shares. The Company presents the carrying value of the Series E Shares at their maximum redemption amount ($16,142). During the six months ended June 30, 2021 and 2022 the Company declared $915 and $1,015 of dividends to the Series E Shares holder and as of June 30, 2022 no such dividends remain payable.

Series F Shares
On January 17, 2022, the Company entered into a stock purchase agreement with Africanus Inc., an affiliate of Evangelos J. Pistiolis  for the sale of up to 7,560,759 Series F Preferred Shares (see Note 5 and 9). The Series F Shares shall not be subject to redemption in cash at the option of the holders under any circumstance nor are convertible under any circumstance. The Company determined that the Series F shares were more akin to equity than debt and hence they have been classified in Mezzanine equity. As of June 30, 2022, the Company adjusted the carrying value of the Series F Shares to the maximum redemption amount ($86,400), resulting in an increase of $14,400, which has been accounted as deemed dividend.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13.	Subsequent Events

On July 5, 2022, the Company redeemed 865,558 Series F Shares and paid $10,387 to Africanus Inc, $1,731 of which refers to the 20% redemption premium embedded in each redemption that the Company classified as deemed dividend.

In July 2022, 5,229,000 pre-funded warrants were exercised for 261,450 common shares, and in September 2022, 4,374,000 pre-funded warrants were exercised for 218,700 common shares.